UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 4, 2021

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS.

Termination of the ABS Share Purchase Agreement

As previously reported by Elegance Brands, Inc., a Delaware corporation (“Elegance” or the “Company”), in our Current Report on Form 1-U filed March 29, 2021 (the “Form 1-U”), on March 10, 2021, the Company, Australian Boutique Spirits Pty. Ltd., an Australian alcoholic beverage company owned by our CEO and Chairman, Amit Raj Beri (“ABS”), and Mr. Beri (“Beri” or the “Seller”), entered into an agreement (the “Termination Agreement”) to terminate an agreement dated December 3, 2019, as amended and restated on April 8, 2020 and as further amended on May 19, 2020, July 27, 2020 and December 10, 2020, pursuant to which the Company was to acquire 100% of the outstanding shares of ABS (the “ABS Share Purchase Agreement”). Under the terms of the ABS Share Purchase Agreement, as amended, the Company paid a deposit of $1,712,500 (the “Deposit”) against the purchase price of ABS’s shares. Under the Termination Agreement, the parties agreed that the Deposit would be treated as an advance and prepayment on the Company’s purchase of certain designated alcoholic beverages and spirits (the “Covered Products”) manufactured by ABS for the Company pursuant to the terms of a separate manufacturing, supply and license agreement, dated July 31, 2020 and as amended on March 10, 2021 (the “ABS Manufacturing Agreement”), between the Company and ABS.

On June 4, 2021, the parties entered into an amended Termination Agreement (the “Amended Termination Agreement”) for purposes of reducing the amount of the Deposit by $250,000, recognizing that since the parties entered into the Termination Agreement, $250,000 had been returned by the Seller to the Company. As such, this reduced the Deposit to $1,462,500. Under the terms of the Amended Termination Agreement, for each order of Covered Products made by the Company from ABS, upon acceptance of the order by ABS and acceptance of the credit by the Seller, the Deposit will be credited to 25% of the invoice for the purchase of the Covered Products (the “Earned Credits”). Nonetheless, in the event the Deposit has not been repaid in full to the Company by the close of business on December 31, 2021, the Seller has agreed to immediately pay to the Company in cash by wire transfer the difference between (a) $1,462,500 less (b) the total amount of Earned Credits received by the Company in 2021.

The above description of the Amended Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended Termination Agreement, which is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

Termination of BevMArt Agreement

As previously reported on our Current Report on Form 1-U dated December 31, 2020, on December 31, 2020, the Company entered into a management, supply and license agreement (the “BevMart Agreement”) with ABS concerning the management and licensing of Bevmart.com.au (“BevMart”), an online beverage retailer owned by Elegance. The BevMart Agreement had provided that ABS would have the sole and exclusive right to manage the BevMart business and the BevMart website through which BevMart was to sell certain ABS- and Elegance-branded and/or licensed alcoholic drinks into the Australian market (for the Virginia Black American whiskey and Mod Section champagne online) and worldwide market (for all other Elegance and ABS brands sold by BevMart). In addition, under the terms of the BevMart Agreement, the Company had granted to ABS a non-exclusive and perpetual right and license to use all of the Elegance intellectual property in exchange for the Company receiving a royalty of 2.5% of the net retail sales price of each of the BevMart Brands that are sold to customers from the BevMart website.

On June 14, 2021, the Company and ABS entered into an agreement (the “BevMart Termination Agreement”) to terminate the BevMart Agreement and amend the terms of the ABS Manufacturing Agreement (as defined above). Under the BevMart Termination Agreement, in exchange for ABS’s payment to Elegance of $188,631, representing 100% of the fully burdened costs and expenses incurred by the Company to date in relation to the Company’s development of BevMart, ABS will have the sole and exclusive right to own and operate the BevMart website, produce the BevMart Brands and engage in the BevMart business in Australia. In addition, under the BevMart Termination Agreement, the parties agreed to amend the ABS Manufacturing Agreement as follows: (i) the Company agreed to terminate the “Australis Gin” project and brand and also sell any and all development costs to ABS for a fee of $42,500, representing 100% of the fully burdened costs and expenses borne by Elegance in relation to such project to date; (ii) in exchange for payment of $200,000, ABS granted to the Company a paid-up, royalty free exclusive right and license to use and sell the VOCO brand of alcoholic products in the U.S., its territories and possessions; and (iii) ABS agreed to sell to the Company all right, title and interest in the Twisted Shaker brand of Covered Products owned by ABS in consideration for the Company’s payment of $10,000 to ABS.

The above description of the BevMart Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the BevMart Termination Agreement, which is attached hereto as Exhibit 6.2 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	June 15, 2021

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Amendment No. 1 to the Termination Agreement, dated June 4, 2021, between Elegance Brands, Inc., Australian Boutique Spirits Pty Ltd. and Amit Raj Beri.
6.2	Termination of BevMart Agreement and Amendment to Manufacturing Agreement, dated June 14, 2021, between Elegance Brands, Inc. and Australian Boutique Spirits Pty Ltd.

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